SUB-ITEM 77C

RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

A Special Meeting of Shareholders of the Kirr, Marbach Partners Funds, Inc. (the “Fund”) was held on May 16, 2005.

The shareholders approved a new Investment Advisory Agreement (the “Agreement”) by and between Kirr, Marbach Partners Funds, Inc. (the “Company”) on behalf of the Fund, and Kirr, Marbach & Company, LLC (the “Adviser”), under which the Adviser will continue to act as investment adviser with respect to the Fund.

The following table provides information concerning the matter voted on at the meeting:
I. Approval of new Agreement between the Adviser and the Fund.

For	Against	Withhold/Abstain	Broker Non-Votes
2,081,914	0	16,723	0